Bradford & Bingley

02 MAY 14 AM 10: 0

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02034018

Tel. 01274 806106

14 January 2002

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Assistant Company Secretary

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

dlw 5/15

Director appointment confirmation and shareholding on appointment

Further to the announcement made on 19 December 2001, this is to confirm that Steven Crawshaw joined the Board of Bradford & Bingley plc with effect from 2 January 2002 and that there is no information to be disclosed under sections 6.F.2(b) to (g) of the UK Listing Rules.

Shareholding on appointment

At the date of his appointment Mr Crawshaw had interests in 7,463 Ordinary shares of 25 pence each.

Mr Crawshaw also has the following share options.

Scheme name	Shares under option/awards	Option price (pence)
Save As You Earn Scheme	8,437	200
Long Term Incentive Plan	9,647	249.35
Performance Share Plan	39,029	291.83
Executive Share Option Scheme	48,863	291.83

Except for the Long Term Incentive Plan award which was made in 2000, the other grants/awards were made during 2001.

10 January 2002

End